Asx Announcement

(ASX: NVX)

NOVONIX Announces Transition of Chief Executive Officer

BRISBANE, AUSTRALIA, January 21, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced the planned transition in the Chief Executive Officer (“CEO”) role, with Dr. Chris Burns stepping down as Chief Executive Officer, effective 24 January 2025. Dr. Burns will continue to support the Company in an advisory capacity, serving as Special Advisor to the Board of Directors (the “Board”), in order to provide continuity, support ongoing operations of the Company and ensure a smooth transition.

Dr. Burns has led NOVONIX since September 2020 and has positioned the company for the next phase of growth as it scales up operations at its production facilities in Chattanooga, Tennessee. With significant accomplishments during 2024, NOVONIX plans to begin production from its Riverside facility this year. With Dr. Burns’ stepping down, the Board has commenced a search for a new CEO who will be based at the Company’s headquarters in Chattanooga and will have experience in manufacturing, operations and scale-up to lead the Company into the planned growth in NOVONIX’s synthetic graphite production over the coming years.

Dr. Chris Burns, NOVONIX CEO said, “I am incredibly proud of everything that NOVONIX has accomplished during my time as CEO. We have developed innovative technology, new products, and have gained significant support from the US Government, investors and customers as we have established ourselves as a leader in the battery materials sector in North America. As we move towards commercial scale production at Riverside this year, it is a great opportunity for the Board to appoint a new CEO with the right skill set to lead the Company on the next phase of its journey. I look forward to working with the Board and management through this process to support the continued success of NOVONIX.”

The Board of Directors has appointed Mr Robert Long, NOVONIX Chief Financial Officer, to serve as interim CEO, effective 24 January 2025, until a permanent CEO is appointed. Mr Long will work closely with the Board to ensure a smooth transition and maintain our momentum and focus on our key strategic goals. Details of the remuneration for Mr Long as interim CEO are set out in Appendix 1.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

Admiral Robert J Natter, Chairman, said “The Board of Directors would like to thank Dr. Burns for his exceptional leadership and dedication in what has been a dynamic market environment. The Board has great confidence in Mr Long’s ability to continue this strong leadership during the transition period.”

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements we make regarding our plans to commence commercial scale production at our Riverside facility and grow our synthetic graphite production over the coming years.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government financing support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

Appendix 1 – Interim Chief Executive Officer Remuneration

Position	Interim Chief Executive Officer
Total Fixed Remuneration	USD$600,000 base salary
Short term incentive	Maximum of 100% of total fixed remuneration, subject to achievement of performance-based targets that will be determined by the Board as part of the established annual remuneration review process.
Long term incentive

USD$500,000 to be converted into a fixed number of performance rights based on the market value of the Company's shares at the time of grant and which will vest subject to achievement of vesting conditions that will be determined by the Board as part of the established annual remuneration review process. Consistent with past practice, it is anticipated that there will be vesting conditions linked to total shareholder return with a revenue modifier.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com